Filed by National Commerce Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a- 12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Commission File Number: 333-116112

On July 12, 2004, SunTrust Banks, Inc. made available the following materials on its corporate website relating to the proposed merger with National Commerce Financial Corporation:

[SunTrust Banks, Inc. logo]	[National Commerce Financial Corporation logo]

SunTrust / National Commerce Merger Integration Update

July 12, 2004

The information provided herein, including related questions and answers, may contain forward looking statements. Statements that are not historical facts, including statements about SunTrust's beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by SunTrust's management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates," or similar expressions or future conditional verbs such as "will," "should," "would," and "could." Forward-looking statements speak only as of the date they are made, and SunTrust undertakes no obligation to update publicly any of them in light of new information or future events. Forward looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; changes in the securities markets; changes in regulatory requirements; competitive pressures and changes in the economy. For a more thorough discussion of factors that could impact actual results, see the "A Warning About Forward-Looking Information" section of SunTrust's 2003 annual report filed on Form 10-K with the SEC. For further information regarding SunTrust, please read the SunTrust reports filed with the SEC and available at www.sec.gov.

This presentation could include some non-GAAP measures to describe our Company's performance. The reconciliation of those measures to GAAP measures can be found in our earnings press release and on our website in the press release section of the Investor Relations pages.

Additional Information and Where to Find It:

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Integration Plan Framework

Plan Includes:

•	A Definition of Target Environment

•	Finalization of Integration Timeline and Process

•	Assessment of Risk/Readiness with Risk Mitigation Plans

•	Finalization of Acquisition Financial Assumptions

•	Identification of Gaps and Analysis

•	Planning for Implementation

Merger Integration Governance

•	Enterprise-wide integration office established during original due diligence process

•	Audit and Chief Operational Risk Officer oversight

•	16 cross-functional project teams

•	Weekly senior executive update meeting led by project team leaders for progress reporting, risk mitigation, issue escalation and resolution

        Acquisition Milestones

2Q04	3Q04	4Q04	2005
Completed Milestones	Projected Milestones
• Merger Application Filed with Fed and Georgia Department of Banking and Finance (6/04)	• Regulatory Approval (8/04-9/04) • Shareholder Approval (9/04) • Completion of Sequenced Integration Plan (9/04) • High-level Organization Structure (7/04)	• Legal Closing (10/04) • Mortgage Servicing Systems Conversion (11/04) • Brokerage Conversion (11/04) • Divestiture Complete (3 branches, $64 MM deposits, $32 MM loans)	• Sequenced Systems Conversions – to be defined as part of the completion of the integration plan

Organizational Issues

•	Disciplined process underway to place NCF employees within the STI organizational structure

•	Second wave of communications regarding top management decisions to occur late July, with subsequent communications for remaining NCF positions to occur throughout September and October, following regulatory approval

•	All NCF branch personnel (Branch Managers and below) have been guaranteed positions; natural attrition will support placement of NCF individuals in overlapping markets

•	No staff reductions will occur prior to closing

•	Cost savings anticipated primarily in overlapping markets and support areas